TRANSGLOBE ENERGY CORPORATION ANNOUNCES NEW CREDIT FACILITY
AND RELEASE DATE OF SECOND QUARTER 2010 RESULTS, WEB CAST AND CONFERENCE CALL

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, July 29, 2010 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce that it has secured a US$100.0 million borrowing base credit facility and to announce the Company’s release date of the second quarter 2010 financial and operating results, web cast and conference call.

All dollar values are expressed in United States dollars unless otherwise stated.

New Credit Facility

The new credit facility is arranged by Sumitomo Mitsui Banking Corporation Europe Limited ("SMBCE") as the Initial Mandated Lead Arranger and Co-ordinating Mandated Lead Arranger and includes BNP Paribas SA ("BNPP") and Export Development Canada ("EDC") as Mandated Lead Arrangers. The new credit facility is based upon the Company's 100% working interest in the West Gharib Concession onshore operations in the Arab Republic of Egypt and the Company’s working interests in Block S-1 and Block 32 onshore operations in the Republic of Yemen. Initially, over $90.0 million will be available for drawdown and the financing will be used to refinance TransGlobe's $50.0 million outstanding debt under its old credit facility signed in 2007 along with general corporate purposes.

This new credit facility has a maturity date of June 30, 2015.

Ross Clarkson, President and Chief Executive Officer said: "The successful completion of our new credit facility with well-renowned, AA-rated, international banks and long standing support of EDC, Canada’s AAA-rated export credit agency, solidifies the Company's capital structure. These financial resources will assist us in achieving our near term reserves, production and cash flow growth targets. The confidence shown in us by SMBCE, BNPP and EDC is testimony to the progress we have made as a Company and we look forward to further strengthening our relationship with our new partners."

Q2 2010 Release Date, Web cast and Conference Call

TransGlobe also announces its second quarter 2010 financial and operating results to be released on Thursday, August 5, 2010 prior to the opening of the stock markets. A conference call and web cast to discuss the results will be held the same day:

Time:             2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)
Dial-in:          (416) 340-8018 or toll-free at 1-866-223-7781
Web cast:     http://events.digitalmedia.telus.com/transglobe/080510/index.php

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695-5800 or toll-free at 1-800-408-3053. The pass code is 5088115#. The replay will expire at 11:59 p.m. Eastern Time on August 12, 2010. Thereafter, a copy of the call can be accessed on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: (403) 264-9888
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com